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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-87760

                              PROSPECTUS SUPPLEMENT
                     (To Prospectus dated December 15, 2003)


                                24,911,807 Shares

                            JAG Media Holdings, Inc.

                              CLASS A COMMON STOCK

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This Prospectus Supplement supplements, amends and forms a part of the
Prospectus dated December 15, 2003 relating to an aggregate of 24,911,807 shares of Class A common stock of JAG Media Holdings, Inc.

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                Proposed Acquisition of Great Eastern Securities

On January 17, 2004, JAG Media Holdings, Inc. (the "Company") issued a press release announcing that the Company has entered into a Letter of Intent, dated January 17, 2004 (the "Letter of Intent"), to acquire Great Eastern Securities, Inc., a privately held New York corporation and broker/dealer based in Syosset, New York ("Great Eastern"). Great Eastern offers a cost-efficient trading platform for brokers and traders, including direct access trading, with individually tailored commission rates.

Structure of Transaction:

The Letter of Intent contemplates that the Company will purchase all of the issued and outstanding capital stock of Great Eastern pursuant to a Stock Purchase Agreement to be entered into by the parties in form and substance satisfactory to each of the parties and to their respective counsel and financial advisors (the "Stock Purchase Agreement"). The Stock Purchase Agreement would be entered into prior to the date on which the closing of the transactions contemplated by the Letter of Intent occurs, which date shall be mutually agreed upon by the parties but shall in no event be later than March 31, 2004 (the "Closing Date"). In consideration of JAG Media's acquisition of all of the issued and outstanding capital stock of Great Eastern, the stockholders of Great Eastern as of the Closing Date (the "Great Eastern Stockholders") shall be issued shares of Common Stock (the "Consideration Shares"), which shares will, upon issuance, represent 57% of the Company's outstanding capital stock on a fully diluted basis (including, without limitation, shares issuable to Messrs. Gary Valinoti, Stephen J. Schopefer and Thomas J. Mazzarisi (collectively, the "Management Stockholders") as the result of the change in control, but excluding any finder's fee payable in connection with the transaction). As used herein "Common Stock" shall mean the Class A Common Stock, par value $0.00001 per share, of the Company or any security into which such Class A Common Stock is hereafter reclassified, and the Series 1 Class B Common Stock, par value $0.00001 per share, of the Company or any security into which such Series 1 Class B Common Stock is hereafter reclassified, it being understood that at the upcoming 2004 annual meeting of the Company scheduled to take place on February 11, 2004 the stockholders of the Company are scheduled to vote upon a recapitalization pursuant to which each outstanding share of Class A Common Stock and Series 1 Class B Common Stock of the Company would be reclassified into one share of new Common Stock, par value $0.00001 per share, of the Company.

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Any shares of the Company to be offered and sold as contemplated by the Letter of Intent will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent such registration or an applicable exemption from such registration requirements.

This disclosure shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under applicable securities laws, or absent the availability of an exemption from such registration or qualification requirements.

Pre-Closing Covenants:

Great Eastern has agreed not to effect any private placements or transfers of Great Eastern capital stock prior to the closing without the prior consent of JAG Media, other than possible transfers or new issuances to its consultant, Flow Capital Advisors, Inc., or any of its principals. In addition, the Great Eastern Stockholders have agreed to cause all of the outstanding subordinated notes of Great Eastern and any other indebtedness for borrowed money to be contributed to the capital of Great Eastern at or prior to the closing such that Great Eastern shall be free of debt for borrowed money at the closing of the transaction.

JAG Media Content/License Agreement:

In conjunction with the transaction, the Company will reposition its JAG Notes consolidated research product as an institutional product, with professional traders and brokers as the target market. Once this change is implemented, the Company currently intends to cease offering JAG Notes at its current retail subscription rates. As a condition to the closing of the transaction, JAG Media LLC and Great Eastern shall enter into a license agreement pursuant to which JAG Media LLC shall license to Great Eastern its JAG Notes product and other JAG Media financial content for distribution to its traders and retail brokers.

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Corporate Governance and Employment Matters:

Effective at the Closing, each of the three (3) existing directors of JAG Media shall resign, the number of members that constitute the Board of Directors of JAG Media shall be increased from three (3) to five (5) and Great Eastern nominees shall be appointed to fill the vacancies on the Board of Directors.

In addition the Management Stockholders would resign from their positions as executive officers and directors of the Company but would remain involved in the business of the Company various capacities. Messrs. Schoepfer and Mazzarisi would continue to serve as employees of the JAG Media LLC operating subsidiary and Mr. Valinoti would continue as a consultant to the Company.

The transaction with Great Eastern would trigger the change-in-control provisions in the existing employment agreements of the Management Stockholders, resulting in the issuance of options to acquire 1,000,000 shares of the Company's Common Stock to each of the Management Stockholders as well as severance payments to such individuals.

Following the closing, the Great Eastern Stockholders would vote their shares of the Company, representing a majority of all outstanding shares of the Company, in favor of an amendment to the Company's Articles of Incorporation to effect a name change to better reflect the overall business in which the Company expects to engage following the acquisition of Great Eastern.

Lock-Up Provisions:

As part of the transaction, the Great Eastern Stockholders have agreed not to sell 95% of the Consideration Shares for a period of twelve (12) months following the Closing Date, nor shall 95% of the Consideration Shares be registered in any registration statement prior to the expiration of such twelve
(12) month period. Notwithstanding and in addition to the foregoing lock-up provisions described in this Section, the Great Eastern Stockholders hereby agree that any sales of Common Stock shall be made in compliance with all applicable securities laws. Stock certificates representing shares that are not registered on an existing registration statement shall be endorsed with such legends as may be required by applicable securities laws.

The execution of a Stock Purchase Agreement is subject to each party completing a due diligence review, the results of which are satisfactory in all respects to each party. There is no assurance that the definitive documentation called for in the Letter of Intent will ever be executed, or if executed, that the proposed transaction between the Company and Great Eastern will be consummated.


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Finder's Agreement with Flow Capital Advisors, Inc.:

In consideration of the introduction by Flow Capital Advisors, Inc., a Delaware corporation (the "Finder"), of Great Eastern to the Company, the Company has agreed to pay the Finder, if a transaction with Great Eastern is consummated on or before December 31, 2005, a fee, payable in shares of the Company upon the unconditional closing of the acquisition, equal to five percent (5.0%) of the aggregate consideration paid by the Company for Great Eastern.

               Expiration of Asset Purchase Agreement with XeQute

The Company's Asset Purchase Agreement with Vertex Interactive, Inc., XeQute Solutions PLC and XeQute Solutions, Inc. (collectively, the "XeQute Parties") expired in accordance with its terms on October 31, 2003. The Board of Directors of the Company has decided not to pursue any further negotiations with the XeQute Parties.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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           The Date of this Prospectus Supplement is January 20, 2004



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